UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Gulf Coast Ultra Deep Royalty Trust

(Name of Issuer)

Royalty Trust Units

(Title of Class of Securities)

40222T104

(CUSIP Number)

February 5, 2019

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☒ Rule 13d–1(c)

☐ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40222T104

1	Name of Reporting Person Highlander Oil & Gas Assets LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 31,143,150
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 31,143,150

9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,143,150
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 13.5%(1)
12	Type of Reporting Person (See Instructions) OO

(1)	Based on 230,172,696 Royalty Trust Units outstanding, as reported on the Issuer’s Form 10-Q filed on November 8, 2018.

CUSIP No. 40222T104

1	Name of Reporting Person Magnolia Oil & Gas Corporation
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 31,143,150
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 31,143,150

9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,143,150(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 13.5%(2)
12	Type of Reporting Person (See Instructions) CO

(1)

Magnolia Oil & Gas Corporation (“Magnolia”) may be deemed to have beneficial ownership over 31,143,150 Royalty Trust Units (the “Royalty Trust Units”). Such Royalty Trust Units are held by Highlander Oil & Gas Assets LLC, which is a wholly-owned subsidiary of Highlander Oil & Gas Holdings LLC. MGY Louisiana LLC holds approximately 85% of the units in Highlander Oil & Gas Holdings LLC. MGY Louisiana LLC is a wholly-owned subsidiary of Magnolia Oil & Gas Operating LLC, which is a wholly-owned subsidiary of Magnolia Oil & Gas Intermediate LLC, which is a wholly-owned subsidiary of Magnolia Oil & Gas Parent LLC, whose managing member is Magnolia. Magnolia disclaims its beneficial ownership of such Royalty Trust Units except to the extent of its pecuniary interest therein.

(2)	Based on 230,172,696 Royalty Trust Units outstanding, as reported on the Issuer’s Form 10-Q filed on November 8, 2018.

Item 1(a).	Name of issuer:

Gulf Coast Ultra Deep Royalty Trust

Item 1(b).	Address of issuer’s principal executive offices:

The Bank of New York Mellon Trust Company, N.A., as trustee, Institutional Trust Services, 919 Congress Avenue, Suite 500, Austin, Texas 78701

Item 2(a).	Names of persons filing:

1. Highlander Oil & Gas Assets LLC (“Highlander Assets”)

2. Magnolia Oil & Gas Corporation (“Magnolia”)

Item 2(b).	Address or principal business office or, if none, residence of each Reporting Person is:

Highlander Assets, Nine Greenway Plaza, Suite 1400, Houston, TX 77046

Magnolia, Nine Greenway Plaza, Suite 1300, Houston, TX 77046

Item 2(c).	Citizenship:

1. Highlander Assets, a Delaware limited liability company

2. Magnolia, a Delaware corporation

Item 2(d).	Title of class of securities:

Royalty Trust Units

Item 2(e).	CUSIP number:

40222T104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

The information in items 1 through 11 on the cover pages to this Schedule 13G, including the notes thereto, is incorporated by reference.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Date: March 15, 2019

HIGHLANDER OIL & GAS ASSETS LLC

By:	/s/ Jordan Benningfield
Name:	Jordan Benningfield
Title:	Authorized Person of Highlander Oil & Gas Holdings LLC, sole member

MAGNOLIA OIL & GAS CORPORATION

By:	/s/ Timothy D. Yang
Name:	Timothy D. Yang
Title:	Executive Vice President, General Counsel and Corporate Secretary